December 13, 2019

Gerri A. Henwood
Chief Executive Officer
Baudax Bio, Inc.
490 Lapp Rd
Malvern, PA 19355

       Re: Baudax Bio, Inc.
           Registration Statement on Form S-3
           Filed December 6, 2019
           File No. 333-235408

Dear Ms. Henwood:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Rachael M. Bushey, Esq.